                                                                    EXHIBIT 99.1



GRUPO MEXICANO DE DESARROLLO
REPORT OF FINANCIAL RESULTS
FOR THE SECOND QUARTER OF 2003

Mexico City, July 25, 2003 -- Grupo Mexicano de Desarrollo S.A. (GMD), a construction company founded in 1975, with over 400 projects in the sector, announced its financial results for the second quarter ended June 30, 2003.

HIGHLIGHTS

o In May 2003, negotiations with the Mexico State government regarding the cancellation of the Atizapan Venta de Carpio and Huehuetoca and Ecatepac branches concession were concluded. GMD was paid for a substantial portion of its construction work, the proceeds of which were used to pay off liabilities.

o The company continues to reduce its corporate debt. In April 2003, a payment of Ps25 million was made to Banco Interacciones which permitted the long term restructuring of this debt. As of the end of this quarter, a 30.8% reduction in corporate debt was achieved compared to the same period last year.

o    At June 30, 2003, net income was Ps49.6 (US$4.7) million.

o After its period of financial restructuring and as a result of its efforts, one of GMD's subsidiaries was granted a 15 year concession for the collection of waste in the eastern sector of the Merida Yucatan municipality, as well as the operation of a solid waste treatment plant.

RESULTS OF OPERATION

In the second quarter of 2003, revenues were Ps226.7 (US$21.7) million, an increase of 82.7% compared to the same period in 2002. This is due to (1) the second quarter 2003 results include the financial consolidation of the subsidiaries Cooper T. Smith, S.A. de C.V. and Servicios Urbanos de Puebla, S.A. de C.V., which, until June 2002, were accounted for under the equity method, if consolidated in 2002, revenues would have increased Ps38.7 (US$3.7) million, and
(2) the payment in April 2003 for the work completed for the Atizapan Venta de Carpio toll road as a consequence of the cancellation of this concession.

Costs of sales represented 49.7% of revenues compared with 40.9% for the same period last year.

In the second quarter of 2003, operating losses were Ps0.6 (US$0.1) million, compared to operating profits of Ps34.9 (US$3.3) million for the same period in 2002, due mainly to legal and advisory costs incurred in 2003 in connection with the cancellation of the Atizapan Venta de Carpio toll road concession and the registration and payment of extraordinary compensation to GMD's corporate employees.

In the second quarter of 2003, net income was Ps74.7 (US$ 7.1) million, compared with a net loss of Ps0.1 (US$0.01) million for the same period in 2002. The difference is a result of income received from the sale of certain real estate properties and from the cancellation of unused reserves.

At June 30, 2003, revenues were Ps393.8 (US$ 37.6) million, a 54.9% increase over the same period of 2002, mainly due to payments received for work performed on the Atizapan Venta de Carpio toll road as a result of the cancellation of this concession. Costs of sales represented 51.4% of revenues compared with 43.3% in the same period last year, due to the reduced margins under which construction work was performed for this concession. Operating profits were equal to 5.3% in 2003, which compares to 19.2% in 2002, this difference is due to the increase in legal expenses and other operating costs as a result of the cancellation of the Atizapan Venta de Carpio concession and salary compensations to GMD's corporate personnel.

Non operating revenues of Ps26.8 (US$2.6) million in 2003 and Ps 29.1 (US$2.8) million from the sale of non-strategic assets and the integral financing cost amounted to Ps 20.1 (US$1.9) million and Ps 95.4 (US$9.1) million in 2003 and 2002, respectively. The difference is due to the cancellation of unused reserves and due to the lowering of interest rates and the fluctuating rate of exchange in each year.

GMD had a net profit of Ps49.6 (US$ 4.7) million compared to a net loss of Ps2.1 (US$0.2) million for the prior year. The 2003 results reflect the extraordinary items described in the second preceding paragraph and an increase in GMD's participation in the income of its subsidiaries.

FINANCIAL SITUATION

At June 30, 2003, dollar denominated short term debt was Ps154.3 (US$14.7) million, peso denominated short term debt was Ps39.2 (US$3.7) million, dollar denominated long term debt was Ps415.3 (US$ 39.7) million and peso denominated long term debt was Ps86.8 (US$ 8.3) million. Of the dollar denominated long term debt Ps304.5 (US$ 29.1) million is attributable to the subsidiary Desarrollos Hidraulicos de Cancun, S.A. de C.V.

GMD and its subsidiaries are in compliance with their financial debts. Every project of the subsidiaries is fully complying with its own debt without any assistance from GMD.

In April 2003, a Ps25.0 (US$ 2.4) million payment was made as part of the restructuring with Banco Interacciones reported last quarter; this complied with the condition set by this institution to extend the maturity of the remaining debt until 2006.

Consequently, GMD has been able to meet its corporate obligations, carry out its on going projects and initiate its participation in new business opportunities.

OPERATION OF STRATEGIC PROJECTS

Atizapan-Venta de Carpio Toll Road and Huehuetoca and Ecatepec Branches

In May 2003, upon conclusion of negotiations with the Mexico State government relating to the cancellation of this concession, GMD recovered a substantial portion of the costs of construction work performed on this project. It is expected that in August 2003, GMD will obtain from the Mexico State government the recognition and payment of all interest related to this project.

Punta Diamante Tourist Development

This is a residential tourist development located south of Acapulco in the State of Guerrero, and includes plans to construct a tourist marina with 130 docking spots, a golf course and various single family real estate developments, condominiums and hotels. As of this date, an European investment fund is conducting a due diligence review of the project with the goal of participating in the project. There exist the possibility of obtaining a US$40.0 million finance from this fund, which would be applied to the construction of the golf course and the tourist marina, and to the conclusion of infrastructure work.

Basic infrastructure construction work (drinking water, sewage and sprinkler services) continue to be performed in the project's "El Remanso" section, with 40% of the work reported as concluded. As of this date, eight lots have been sold in this section.

Adjustments have been made to the executive project and to the environmental impact study and submitted for approval to the Secretariat of Environment and Natural Resources ("SEMARNAT"). SEMARNAT has requested an additional hydrodynamics study in the section, which will be delivered next September. The executive project was also submitted to the Secretariat of Communications and Transportation for approval, but no response has been obtained so far.

GMD is undertaking direct and indirect negotiations with its partners in the project to acquire a 90% interest in the same. An agreement may be reached in the next few weeks.

Punta Diamante Toll Road

This road connects the Autopista del Sol road with the area called Acapulco Diamante, in the Guerrero State.

There was a 8.36% car traffic volume increase as of June 30 in comparison with the same period last year, and revenues increased 13.1% in nominal terms and 8.5% in real terms as of such date.

GMD continues to take the necessary steps to securitize the revenue collection rights from this project. The executive branch of the Guerrero State shall present before the state's legislature a request to extend the concession's term for an additional 20 years.

In the event the request for extension is approved, the securitization above-mentioned is expected to be implemented during the first quarter of 2004 which will pay off the loan granted by Banobras to this project.

The operation of the project is in the process of being certified under norm ISO-9001. As of this date, it has advanced 96%.

Petacalco Coal Terminal

During the second quarter of 2003, 13 boats have unloaded at the terminal (a total of 75 boats have unloaded since the beginning of activities in May 1999). From January to June 2003, 3 million tons of coal have been unloaded. The daily average in the month of May 2003 was 539,222, which was the month with the highest daily average. Due to the project's efficiency, cost savings and increased revenues have been obtained.

In May 2003, a collective bargain agreement was entered into with the Mexican Electric Sector Workers Union (Sindicato Unico de Trabajadores Electricistas de la Republica Mexicana - SUTERM) for the term 2003-2005, which was duly registered before the Mexican Conciliation and Arbitration Federal Committee of the Ministry of Work and Social Security.

Both the operation and collection of receivables under this project are proceeding in a timely manner.

Fees paid to GMD from this project will be used to pay a loan from a controlling shareholder.

Desarrollos Hidraulicos de Cancun, S.A. de C.V. (DHC)

Since this concessioned project began operations in January 1994, Aguakan, the operator of the project, has achieved important improvements in its level of coverage and efficiency. One hundred percent of the population of the localities of Benito Juarez and Isla Mujeres currently have drinking water.

In April 2003, indebtedness owed by DHC to financial institutions became due and was refinanced, which refinancing included a payment by GMD of approximately Ps14.5 (US$1.4) million.

The financial results of this project for the period from January to June 2003, in comparison to the same period of 2002, were as follows:

o Water sales were 1.4% greater than the forecast, and revenues by sewage system increased 3.0%.

o Total net sales for the first six months amounted to Ps191.2 (US$18.3) million , or 13.2% greater than total net sales for the first six months of 2002.

o Revenues from payments of connection rights, which are charged by DHC starting in 2002, were Ps15.2 (US$1.5) million. It is worth mentioning that such revenues are used exclusively to provide for the infrastructure of home builders.

o There was a 19.0% increase of electric power costs from the forecasted amount, due to an increase in electric power prices. It is worth mentioning that electric power costs represent 23.0% of DHC operational costs, but notwithstanding that the latter was 5.1% less than the forecast as a result of savings obtained from other items.

o As a result of the foregoing, DHC had a net profit of Ps20.7 (US$2.0) million, greater than forecasted and as compared to the prior year.

The project is operating under normal conditions and has been originating the required cash flow to cover operating costs and to service its debt in a timely manner.

Altamira Port Terminal

The forecast for 2003 is to handle 1.9 million tons, or 15% more than 2002. During the first six months of 2003 it handled 1,067,000 tons, or 31% more than during the same period of 2002 and 15% more than the forecasted amount.

With the beginning of operations of a third crane, the Terminal has handled up to 22,000 tons daily, which considerably reduced the docking time of ships and the costs of operation.

The terms of the loan from Bancomext with a remaining balance of US$ 2 million have been duly complied with.

In June 2003, an amendment to the Partial Rights Assignment Agreement was entered into with the Altamira, Tamaulipas Port Authority (Administration Portuaria Integral - API). Such agreement lays down the conditions and characteristics for the relocation of the Terminal, which would be done in two steps. In the first step, a second docking station will be built starting January 2004 and start operating during that year's fourth quarter. The second step would be implemented between 2005 and 2006. The approximate investment estimated for the construction of this new terminal is US$10 million, which does not include the dregging portion that will be conducted by API.

A German bank is considering lending up to US$12 million, which will be used in the new terminal and to prepay an outstanding debt owed to Bancomext, which amounts to US$2 million as of this date. Due to the advance stage of negotiations, credit approval is expected in the next few months.

ECOSYS I and ECOSYS II

Residual water treatment plants in the northern and eastern sections of the city of Toluca, state of Mexico. GMD has a 50% ownership. The project is operating since November 1994. Altogether, the plants have a projected capacity to treat 2,250 liters of water per second.

In November 2001, there was a placement of CPOs issued by these companies, with the goal of paying off project liabilities. The notes bear a 10% interest rate and mature in February 2005. Interest payments are being paid quarterly with revenues from the project during the term of the bonds.

As of this date, there are on going negotiations with the government of the state of Mexico to settle claims that payments during the last months have been delayed, which settlement is expected in the near future. Notwithstanding that, this project is operating under normal conditions, generating positive cash flows and timely servicing its financial obligations

In the next few months, a new CPO issue is expected to cover the payments over the remaining term of the concession. The issuance is subject to the approval of the conditional credit line which supports this project.

Servicios Urbanos de Puebla, S.A. de C.V. (SUPSA)

Concession granted by the municipality of Puebla for garbage collection in the eastern section of the city. Operation has been normal, and it is generating enough operating and debt servicing cash flows.

As a result of Puebla's decision to extend containerized residential garbage collection services to the entire city, a third amendment to the concession agreement was entered into last April 25 which authorizes this type of service. This results in benefits to GMD for it reduces vehicular stoppage and operating costs.

Last July 15, a concession was granted for garbage collection and transport in the eastern section of the city of Merida, state of Yucatan, as well as for the operation of a sorting out plant with capacity for 10,000 tons per month. It will be submitted before the city council for ratification in the next days.

The following financial results were reported:

During the first six months of 2003, 119,000 tons were collected, expenses totaled Ps27.5 (US$2.6) million and revenues amounted to Ps30.5 (US$2.9) million. Income before taxes was 9.8%.

Below is a table containing the operating results of GMD's main projects and for those projects that are not consolidated:

                          Grupo Mexicano de Desarrollo
                                    Projects
                           Thousands of Mexican Pesos

                                                        Equity Method
                                             ------------------------------------
      June 2003           GMD        %       Petacalco    %        Ecosys     %       Total        %
Sales                   393,802   100.0       169,826   100.0      90,157  100.0     653,785    100.0
Cost of Sales           202,435    51.0       119,162    70.0      63,791   71.0     385,388     59.0
General Expenses        170,414    43.0         8,084     5.0         681    1.0     179,179     27.0
Results from             20,953     6.0        42,580    25.0      25,685   28.0      89,218     14.0
Operations


BACKLOG

As of June 30, 2003, adjusted backlog amounted to Ps8,744.1 (US$835.2) million, which was 0.92% above the amount reported for the same period in 2002. The principal projects comprising this backlog are concessioned toll roads, mass transportation and water services.

FINANCIAL HIGHLIGHTS
AS OF JUNE 30, 2003 AND 2002
(Stated in thousands of Pesos)
(unaudited)

                                                      SIX MONTHS ENDED JUNE 30                    YEAR ENDED DECEMBER 31
                                                  2003             2003             2002             2002              2002
---------------------------------------- ----- ----------- ----- --------- ----- ----------- ---- ----------- ------ ----------
                                               (In thousands of Pesos and U.S. Dollars, except per share amounts (1) (2)
INCOME STATEMENT INFORMATION:
MEXICAN GAAP:
Revenues                                     Ps   393,802      US$ 37,612       Ps   220,199      Ps  661,244       US$  63,156
Operating Income                                   20,953           2,001             48,838           70,184             6,703
Income (loss) before special times                 49,562           4,734             (2,075)         350,620            33,488
Special items                                           -               -                  -                -                 -
Net income (loss)                                  49,562           4,734             (2,075)         350,620            33,488
Income (loss) per share before special
   items (3)                                         1.10            0.10              (0.05             7.75              0.74
Net income (loss) per share (3)                      1.10            0.10              (0.05)            7.75              0.74

U.S. GAAP:
Revenues                                     Ps   393,802      US$ 37,612       Ps   220,199      Ps  661,244       US$  63,156
Income (loss) before special items                 00,000           0,000              0,000           00,000            00,000
Special items                                       0,000           0,000              0,000            0,000             0,000
Net income (loss)                                  00,000           0,000              0,000           00,000            00,000
Income (loss) per share before special
   items (3)                                         0.00            0.00               0.00             0.00              0.00
Net income (loss) per share (3)                      0.00            0.00               0.00             0.00              0.00

BALANCE SHEET INFORMATION:
MEXICAN GAAP:
Total short-term debt (4)                    Ps   225,772      US$ 21,564       Ps   666,510      Ps  267,604       US$  25,559
Total long-term debt                              502,118          47,958             97,277          507,957            48,515
Total stockholders' equity                      1,505,369         143,779          1,249,415        1,478,416           141,205

U.S. GAAP:
Total short-term debt (4)                    Ps   225,772      US$ 21,564       Ps   666,510      Ps  267,604       US$  25,559
Total long-term debt                              502,118          47,958             97,277          507,957            48,515
Total stockholders' equity                      1,069,660         102,164            931,174        1,058,382           101,087

OTHER CONSOLIDATED DATA:
MEXICAN GAAP:
Working capital (5)                          Ps     6,283      US$    600       Ps  (353,083)     Ps   33,534       US$   3,203
Capital expenditures                               (9,214)           (880)            (1,719)        (156,959)          (14,991)
Interest expense                                   34,058           3,253             76,126          167,789            16,026
Foreign exchange (income) loss                      4,925             470             39,004           70,583             6,741


(1) Expressed in terms of purchasing power of Mexican Pesos as of June 30, 2003.
(2) Pesos were translated at Ps 10.47 per US dollar, the exchange rate quoted by Banco de Mexico on June 30, 2003.
(3)  Based on the following numbers of weighted average shares outstanding:
     45,251,640 for the second quarter ended 2003 and 2002 and the 2002 year ended.
(4) Total short-term debt includes short-term debt, short-term equipment notes payable, current portion of long-term debt and current portion of long-term equipment notes payable.
(5)  Excluding short-term debt and current portion of long-term debt.

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of Pesos) (1)
(unaudited)

                                                                    JUNE 30, 2003           DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
     Cash and cash equivalents                                   Ps          73,400            Ps          41,614
     Notes and accounts receivable, net                                     403,110                       495,420
     Accounts receivable from associated companies                          121,696                       111,606
     Inventories                                                             21,959                        19,746
     Prepaid expenses and other                                              32,567                        11,360
                                                                 ---------------------         -------------------
              TOTAL CURRENT ASSETS                                          652,732                       679,746

Investments in other concessions                                          1,123,091                     1,110,549
Investments in associated companies and others                              828,693                       812,578
Property, plant and equipment,
     less accumulated depreciation (253,802 in 2003 and
     263,750 in 2002)                                                       497,394                       522,438
Other assets                                                                  3,187                         3,119
                                                                 ---------------------         -------------------
              TOTAL ASSETS                                        Ps      3,105,097            Ps       3,128,430
                                                                 ---------------------         -------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Guaranteed notes (Eurobonds) and interest                    Ps          6,788            Ps          38,404
     Short-term debt and interest                                           193,529                       203,460
     Short-term equipment notes payable and interest                         25,455                        25,740
     Advances from customers                                                 26,888                        22,805
     Accounts payable to associated companies                                 1,812                         1,713
     Accounts payable to suppliers                                           63,926                        63,366
     Accounts payable and accrued liabilities                               553,215                       557,644
     Income taxes and employee profit sharing                                   608                           684
                                                                 ---------------------         -------------------
              TOTAL CURRENT LIABILITIES                                     872,221                       913,816

LONG-TERM DEBT                                                              402,006                       401,339
LONG-TERM NOTES PAYABLE                                                         396                           645
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
                                                                             99,716                       105,973
DEFERRED TAXES                                                              225,389                       228,241
                                                                 ---------------------         -------------------
              TOTAL LIABILITIES                                           1,599,728                     1,650,014


(1) Expressed in terms of the purchasing power of Mexican Pesos as of June 30, 2003.

Stockholders' equity:
     Capital stock:
         Historical                                                        1,230,217                   1,230,217
         Restatement                                                       4,086,869                   4,086,869
                                                                 ---------------------         -------------------
                                                                           5,317,086                   5,317,086
     Contribution for future Capital increases                                99,027                      99,027
     Reacquisition shares reserve                                            170,838                     170,838
     Exchange loss translation                                               (55,043)                    (54,240)
     Negative goodwill and other                                              39,642                      39,642
     Deferred taxes                                                         (241,037)                   (241,037)
     Accumulated losses                                                   (3,711,739)                 (3,745,289)
     Loss on holding non-monetary assets                                    (549,114)                   (527,645)
     Minority interest                                                       435,709                     420,034
                                                                 ---------------------         -------------------
              TOTAL STOCKHOLDERS' EQUITY                                   1,505,369                   1,478,416
              TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY         Ps        3,105,097           Ps      3,128,430
                                                                 ---------------------         -------------------

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
FOR THE SECOND QUARTER ENDED JUNE 30, 2003 AND 2002
AND FIRST QUARTER ENDED MARCH 31, 2003
(Stated in thousands of Pesos) (1)
(unaudited)

                                                                                       Six Months
                                                                             2003                       2002
---------------------------------------------------------------- ---- -------------------- ----- -------------------
                                                                              Ps      %                 Ps      %
                                                                      ------------- ------       ------------ ------
Revenues from construction                                                 184,972    100             45,198    100
Revenues from water services                                               208,830    100            175,001    100
                                                                      --------------------       -------------------
                  TOTAL REVENUES                                           393,802    100            220,199    100

Cost of construction                                                       115,540     62             31,670     70
Cost of water services                                                      86,895     42             78,307     45
                                                                      --------------------       -------------------
                  TOTAL COST                                               202,435     51            109,977     50

         GROSS PROFIT                                                      191,367     49            110,222     50

Selling and administrative expenses                                        170,414     44             61,384     28
                                                                      --------------------       -------------------

         OPERATING INCOME                                                   20,953      5             48,838     22

Other income, net                                                          (26,815)    (7)           (29,096)   (13)

         INCOME BEFORE INTEGRAL COST OF FINANCING                           47,768     12             77,934     35
Integral cost of financing:
         Interest income                                                   (18,869)    (5)           (19,637)    (9)
         Interest expense                                                   34,058      9             76,126     34
         Foreign exchange loss, net                                          4,925      1             39,004     18
         Gain on monetary position, net                                        (30)     -                (74)     -
                                                                      --------------------       -------------------
                  TOTAL                                                     20,084      5             95,419     43
         INCOME (LOSS) BEFORE PROVISION FOR INCOME AND ASSET
             TAXES, EMPLOYEE PROFIT SHARING
             AND EQUITY IN ASSOCIATED COMPANIES                             27,684      7            (17,485)    (8)

Provision for income and asset taxes and employee
         profit sharing, net                                                   608      -                  -      -
                                                                      --------------------       -------------------

         INCOME (LOSS) BEFORE EQUITY IN ASSOCIATED COMPANIES                27,076      7            (17,485)    (8)

Equity in income of associated companies                                    22,486      6             15,410      7
                                                                      --------------------       -------------------

         NET INCOME (LOSS) FOR THE PERIOD                                   49,562     13             (2,075)    (1)

                                                                      --------------------       -------------------
NET INCOME (LOSS) PER SHARE                                                   1.10                     (0.05)

WEIGHTED AVERAGE SHARES OUTSTANDING                                            45,251,640         45,251,640


(1) Expressed in terms of the purchasing power of Mexican Pesos as of June 30, 2003.

                                                                                 Second Quarter                First Quarter
                                                                            2003                2002                2003
--------------------------------------------------------------------- ------------------ ------------------- -------------------

                                                                             Second Quarter             First Quarter
                                                                        2003              2002               2003
----------------------------------------------------------------------------------------------------------------------
                                                                    Ps         %       Ps        %       Ps        %
                                                                  -------     ---    ------     ---    ------     ---
Revenues from construction                                        112,264     100    29,358     100    72,708     100
Revenues from water services                                      114,422     100    94,779     100    94,408     100
                                                                  -------     ---    ------     ---    ------     ---
                  TOTAL REVENUES                                  226,686     100   124,137     100   167,116     100

Cost of construction                                               67,625      60    12,619      43    47,915      66
Cost of water services                                             45,006      39    38,093      40    41,889      44
                                                                  -------     ---    ------     ---    ------     ---
                  TOTAL COST                                      112,631      50    50,712      41    89,804      54

         GROSS PROFIT                                             114,055      50    73,425      59    77,312      46

Selling and administrative expenses                               114,702      50    38,560      31    55,712      33
                                                                  -------     ---    ------     ---    ------     ---

         OPERATING INCOME (LOSS)                                     (647)      -    34,865      28    21,600      13

Other (income) expense, net                                       (25,614)    (11)  (24,446)    (20)   (1,201)     (1)

         INCOME BEFORE INTEGRAL COST OF FINANCING                  24,967      11    59,311      48    22,801      14
Integral cost of financing:
         Interest income                                          (17,930)     (7)  (10,311)     (8)     (939)     (1)
         Interest expense                                           4,901       2    33,118      27    29,157      18
         Foreign exchange loss (gain), net                        (19,376)     (9)   47,466      38    24,301      15
         Gain on monetary position, net                               (13)      -       (22)      -       (17)      -
                                                                  -------     ---    ------     ---    ------     ---
                  TOTAL                                           (32,418)    (14)   70,251      57    52,502      32
         INCOME (LOSS) BEFORE PROVISION FOR INCOME AND ASSET
             TAXES, EMPLOYEE PROFIT SHARING
             AND EQUITY IN ASSOCIATED COMPANIES                    57,385      25   (10,940)     (9)  (29,701)    (18)

Provision for income and asset taxes and employee
         profit sharing, net                                          608       -         -       -         -       -
                                                                  -------     ---    ------     ---    ------     ---

         INCOME (LOSS) BEFORE EQUITY IN ASSOCIATED COMPANIES       56,777      25   (10,940)     (9)  (29,701)    (18)

Equity in income of associated companies                           17,935       8    10,832       9     4,551       3
                                                                  -------     ---    ------     ---    ------     ---

         NET INCOME (LOSS) FOR THE PERIOD                          74,712      33      (108)      -   (25,150)    (15)
                                                                  -------     ---    ------     ---    ------     ---

NET INCOME (LOSS) PER SHARE                                            1.65             (0.00)            (0.56)

WEIGHTED AVERAGE SHARES OUTSTANDING                             45,251,640        45,251,640        45,251,640

CONSOLIDATED STATEMENT OF
CHANGES IN FINANCIAL POSITION
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
(Stated in thousands of Pesos) (1)
(unaudited)

                                                                                                  Six Months
                                                                                          2003                  2002
---------------------------------------------------------------------------- ----- ------------------- -- ------------------
OPERATING ACTIVITIES:


     Net income (loss) for the period                                                 Ps  49,562             Ps  (2,075)

     Add (less) - items charged to income that did not require (generate) cash -
         Depreciation                                                                     42,006                 63,365

         Equity in loss of associated companies                                          (22,461)               (15,410)

                                                                                   -------------------    ------------------
              NET RESOURCES GENERATED FROM LOSS                                           69,107                 45,880


         Notes and accounts receivable                                                    92,310                 10,083
         Inventories                                                                      (2,213)                 3,754
         Prepaid expenses and other                                                      (21,207)               (15,791)
         Accounts receivable from associated companies                                   (10,091)                (2,345)

                                                                                   -------------------    ------------------
                                                                                          58,799                 (4,299)


         Accounts payable to associated companies                                             99                 (2,052)
         Accounts payable to suppliers                                                       560                 (1,284)
         Accounts payable and accrued liabilities and others                             (30,398)               (20,770)
         Income taxes and employee profit sharing                                            (76)                (4,788)
         Advances from customers                                                           4,083                 (2,060)
                                                                                   -------------------    ------------------
                                                                                         (25,732)               (30,954)

              Net resources obtained from (used in) working capital, except
                  treasury                                                                33,067                (35,253)
                                                                                   -------------------    ------------------
              NET RESOURCES GENERATED FROM OPERATING ACTIVITIES                       Ps 102,174             Ps  10,627
                                                                                   -------------------    ------------------



(1) Expressed in terms of the purchasing power of Mexican Pesos as of June 30, 2003.

                                                                                                  Six Months
                                                                                          2003                  2002
---------------------------------------------------------------------------- ----- ------------------- -- ------------------
FINANCING ACTIVITIES:

     Short-term debt                                                                  Ps (41,547)            Ps  46,225
     Short-term equipment notes payable                                                     (285)                  (777)
     Long-term debt                                                                          667                (18,471)
     Long-term equipment notes payable                                                      (249)                     -
     Others                                                                               (6,256)                     -

                                                                                   -------------------    ------------------
         NET RESOURCES GENERATED FROM (USED IN) FINANCING ACTIVITIES                     (47,670)                26,977


INVESTMENT ACTIVITIES:
     Contributions others concessions                                                    (35,303)               (13,285)
     Investments in associated companies and others                                       (2,550)                15,812
     Capital expenditures                                                                 (9,214)                (1,719)
     Net book value of retirements                                                        24,620                 10,131
     Other assets                                                                           (271)                     5

                                                                                   -------------------    ------------------
         NET RESOURCES GENERATED FROM (USED IN) INVESTING ACTIVITIES                     (22,718)                10,944

INCREASE IN CASH AND CASH EQUIVALENTS                                                     31,786                 48,548
     CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                     41,614                 15,362
                                                                                   -------------------    ------------------
     CASH AND CASH EQUIVALENTS AT THE END OF PERIOD                                   Ps  73,400             Ps  63,910
                                                                                   -------------------    ------------------

RECONCILIATION OF MEXICAN GAAP TO U.S. GAAP
FOR THE SIX MONTHS ENDED JUNE 30, 2003 AND 2002
AND THE SECOND AND FIRST QUARTER 2003.
(Stated in thousands of Pesos) (1)
(unaudited)

                                                                    SIX MONTHS               SECOND QUARTER     FIRST QUARTER
                                                              2003              2002              2003               2003
---------------------------------------------- -------- ----------------- ----------------- ----------------- -------------------
INCOME (LOSS) BEFORE SPECIAL ITEM                          Ps     49,562     Ps    (2,075)     Ps     74,712    Ps      (25,150)
     Special item                                                      -                 -                 -                   -
                                                        ----------------- ----------------- ----------------- -------------------
NET INCOME (LOSS) UNDER MEXICAN GAAP                              49,562           (2,075)            74,712            (25,150)


APPROXIMATE U.S. GAAP ADJUSTMENTS:


     Debt financial discount used on accumulated
       losses under Mexican GAAP                                       -                -                  -                  -



     Others                                                            -                -                  -                  -

                                                        ----------------- ----------------- ----------------- -------------------
APPROXIMATE NET INCOME (LOSS) UNDER U.S. GAAP              Ps      0,000     Ps     0,000      Ps      0,000     Ps       0,000
                                                        ----------------- ----------------- ----------------- -------------------


WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                    45,251,640       45,251,640         45,251,640        45,251,640


APPROXIMATE INCOME (LOSS) PER SHARE UNDER U.S.
  GAAP BEFORE EXTRAORDINARY ITEM (2)                       Ps      0.00      Ps     0.00       Ps      0.00      Ps      0.00

APPROXIMATE NET INCOME (LOSS) PER SHARE UNDER
  U.S. GAAP (2)                                            Ps      0.00      Ps     0.00       Ps      0.00      Ps      0.00

APPROXIMATE INCOME (LOSS) PER SHARE UNDER
  MEXICAN GAAP BEFORE EXTRAORDINARY ITEM (2)               Ps      1.10      Ps    (0.05)      Ps      1.65      Ps     (0.56)

APPROXIMATE NET INCOME (LOSS) PER SHARE UNDER
  MEXICAN GAAP (2)                                         Ps      1.10      Ps    (0.05)      Ps      1.65      Ps     (0.56)






(1)  EXPRESSED IN TERMS OF THE PURCHASING POWER OF MEXICAN PESOS OF JUNE 30,
     2003.
(2)  CALCULATED ON NUMBER OF WEIGHTED AVERAGE SHARES OUTSTANDING.

FOREIGN CURRENCY LIABILITIES
AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(In millions of U.S. Dollars)
(unaudited)

                                                                                  JUNE                  December
                                                                                  2003                    2002
-------------------------------------------------------------------- ----- -------------------- --- ------------------

LIABILITIES:

         Current:

                  Eurobonds (principal due in year 2001)                      US$          0.6         US$        3.6

                  Banks                                                                    1.4                    1.3

                  Others                                                                  17.0                   15.8

                                                                              ----------------         ---------------

                                                                                          19.0                   20.7

         Long-term                                                                        39.6                   38.1
                                                                              ----------------         ---------------

Net foreign currency denominated liabilities                                  US$         58.6         US$       58.8

                                                                              ----------------         ---------------

ADJUSTED BACKLOG
AT JUNE 30, 2003 AND 2002
(Stated in thousands of Pesos and U.S. Dollars)(1)(*)
(unaudited)

                                                                     JUNE                          June
                                                                     2003                          2002
-------------------------------------------------- ----------------------------------------- ------------------
Distribution by sectors
including only GMD's share of the projects


Mexican toll roads                                    Ps      4,042,295     US$     386,084     US$    386,084

Joint ventures                                                   75,890               7,248              8,733

Private works                                                    34,477               3,293              3,293

Public works                                                      8,220                 785                  -

Mass Transportation System                                    1,942,322             185,513            185,513

Water system service contract                                 2,640,945             252,239            243,928

                                                      -----------------     ---------------     --------------

                  TOTAL                               Ps      8,744,149     US$     835,162     US$    827,551

                                                      -----------------     ---------------     --------------


ADJUSTED BACKLOG:

The adjusted backlog considers in addition to the projects included in the official backlog the following:


     o Projects which we participate through joint ventures and we recognize the result through the equity method, these projects are: The ash recovery and Transportation System in the Petacalco Power Plant.

     o Projects that have been assigned to the company but the contracts have not been definitively documented. This project is: The Cibeles underground parking lot.

     o These expected income over the next six years for the water utility company in Cancun, State of Quintana Roo (the concession was granted for 30 years, 20 years and 6 months remaining).



     (1) Expressed terms of the purchasing power of Mexican Pesos as of June 30, 2003, and were translated a the rate of Ps 10.47 per US dollar, the exchange rate quoted by Banco de Mexico on June 30, 2003.

     (*) The execution of an important part of the adjusted backlog will depend on the availability of project financing in the Mexican and International markets.